                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the Month of December, 2002
                        Commission File Number: 33-99284


                                 STENA AB (PUBL)
                 (Translation of registrant's name into English)

                          SE-405 19 GOTHENBURG, SWEDEN
                    (Address of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

             Form 20-F............X             Form 40-F............

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

             ......................

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

             ......................

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:

             Yes...................             No..................X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.

             ......................


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Stena AB (Publ)


Date:      December 3, 2002                 By:    /s/ Svante Carlsson
       -------------------------

                                            Name:  Svante Carlsson
                                            Title: Chief Financial Officer and
                                                   Executive Vice President

                           FORWARD-LOOKING STATEMENTS

         This Form 6-K includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified by terms and phrases such as "anticipate," "should," "likely," "foresee," "believe," "estimate," "expect," "intend," "continue," "could," "may," "project," "plan," "predict," "will" and similar expressions and include references to assumptions that we believe are reasonable and relate to our future prospects, developments and business strategies. Such statements reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties.

         Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:

-   changes in general economic and business conditions;
-   changes in currency exchange rates and interest rates;
-   introduction of competing products by other companies;
-   lack of acceptance of new products or services by our targeted customers;
-   inability to meet efficiency and cost reduction objectives;
-   changes in our business strategy; and
- other risk factors listed in our reports furnished to the Securities and Exchange Commission from time to time.

         We do not intend, and undertake no obligation, to revise the forward-looking statements included in this Form 6-K to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.


Pro forma condensed financial information

Set forth below is certain pro forma financial information prepared in the context of the offering by Stena AB (Publ.) of 9 5/8% senior notes due 2012 which closed on November 27, 2002. The pro forma financial information reflects a number of assumptions about the terms of the offering. There can be no assurance that our 10 1/2% Senior Notes due 2005 will be redeemed.

                    PRO FORMA CONDENSED FINANCIAL INFORMATION

The following unaudited Pro Forma Condensed Financial information gives effect to the sale of our 40% interest in P&O Stena Line in August 2002, and the use of proceeds of that sale to repay amounts outstanding under our revolving credit facilities, and the application of the net proceeds of our offering of 9 5/8% Senior Notes due 2012, together with borrowings under our revolving credit facilities, for the redemption of our 10 1/2% Senior Notes due 2005 and the Stena Tay Limited 7.30% Senior Secured Guaranteed Notes due 2004.


On August 13, 2002, we completed the sale of our 40% interest in P&O Stena Line to P&O. In connection with the sale, we received approximately (pounds sterling)193 million (SEK 2.8 billion) comprised of approximately (pounds sterling)152 million for our equity interest, (pounds sterling)30 million as repayment of an outstanding loan to P&O Stena Line and approximately (pounds sterling)11 million as dividends and interest. We used the proceeds to repay indebtedness under our revolving credit facilities.


The Pro Forma Condensed Financial Information assumes the redemption of $129.8 million aggregate principal amount of our 10 1/2% Senior Notes due 2005 that was outstanding at June 30, 2002. The premium to redeem the 10 1/2% Senior Notes is assumed to be $3.2 million, based on the $121.8 million principal amount outstanding when the notes are redeemed. The Pro Forma Condensed Financial Information also assumes the redemption of $106.4 million aggregate principal amount of Stena Tay Limited 7.30% Senior Secured Guaranteed Notes due 2004 that was outstanding at June 30, 2002. The premium to redeem the Stena Tay Limited 7.30% Senior Secured Guaranteed Notes due 2004 is estimated at $4.2 million, based on the approximate $84.2 million principal amount outstanding when the notes are redeemed. These transactions will be financed by our offering of 9 5/8% Senior Notes due 2012 and the borrowings under our revolving credit facilities.


The pro forma adjustments are reflected as if these transactions had actually occurred on January 1, 2001 for the unaudited Pro Forma Condensed Consolidated Income Statement and at June 30, 2002 for the unaudited Pro Forma Condensed Consolidated Balance Sheet. The unaudited Pro Forma Condensed Financial Information should be read in conjunction with our consolidated financial statements and the notes thereto furnished to the Securities and Exchange Commission under cover of Form 6-K on August 29, 2002, as amended by the Form 6-K/A furnished to the Securities and Exchange Commission on October 8, 2002.


The unaudited Pro Forma Condensed Financial Information has been prepared in accordance with Swedish GAAP. A reconciliation of stockholders' equity from Swedish GAAP to US GAAP is included in note (g) to the Unaudited Pro Forma Condensed Consolidated Balance Sheet. A reconcilation of pro forma net income from Swedish GAAP to US GAAP is included in note (h) to the unaudited Pro Forma Condensed Consolidated Income Statement.


The unaudited Pro Forma Condensed Consolidated Financial Information does not purport to represent what our financial position or results of operations would have been had such transactions been completed as of the dates indicated nor does it give effect to any events other than those discussed in the notes to the unaudited Pro Forma Condensed Financial Information. The unaudited Pro Forma Condensed Financial Information also does not purport to project our financial position or results of operations as of any date or for any future period.

                PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                  JUNE 30, 2002
                                   (UNAUDITED)
--------------------------------------------------------------------------------

                                                               PRO FORMA ADJUSTMENTS
                                                        ------------------------------------
                                                  STENA   DISPOSITION OF
(IN MILLIONS)                                HISTORICAL   P&O STENA LINE         REFINANCING   PRO FORMA  PRO FORMA (a)
------------------------------------------ ------------ ---------------- ------------------- ----------- --------------
                                                SEK            SEK                 SEK           SEK              $
ASSETS:
Noncurrent assets:
 Intangible assets .......................        15                                                15            2
Tangible fixed assets:
 Property, vessels and equipment .........    23,639                                            23,639        2,567
Financial fixed assets:
 Investments in affiliated
   companies .............................     1,968         (1,968)(b)                             --           --
 Marketable securities ...................       724                                               724           79
 Other noncurrent assets .................       894                                26 (e)         920          100
                                              ------         ------                 --          ------        -----
Total noncurrent assets ..................    27,240         (1,968)                26          25,298        2,748
Current assets: ..........................
 Inventories .............................       222                                               222           24
 Receivables .............................     2,403                                             2,403          261
 Prepaid expenses and accrued
   income ................................       902                               (10)(e)         892           97
 Short-term investments ..................       436                                               436           47
 Cash and cash equivalents ...............       720                                               720           78
                                              ------         ------                ---          ------        -----
Total current assets .....................     4,683             --                (10)          4,673          507
                                              ------         ------                ---          ------        -----
Total assets .............................    31,923         (1,968)                16          29,971        3,255
                                              ------         ------                ---          ------        -----
STOCKHOLDERS EQUITY AND LIABILITIES:
Stockholders' equity (g) .................    10,551            744 (c)           (102) (f)     11,193        1,216
Provisions ...............................     1,039                                             1,039          113
Noncurrent liabilities:
Long-term debt:
 Property ................................     4,609                                             4,609          501
 Other ...................................     8,106         (2,712)(d)           (561)(d)       5,280          573
                                                                                   447 (d)
 Senior Notes ............................     2,807                            (1,195)(d)       3,453          375
                                                                                 1,841 (d)
Capitalized lease obligations ............       502                                               502           54
Other noncurrent liabilities .............       146                                               146           16
                                              ------         ------             ------          ------        -----
Total noncurrent liabilities .............    16,170         (2,712)               532          13,990        1,519
Current liabilities:
Short-term debt:
 Property ................................        14                                                14            1
 Other ...................................       660                              (414)(d)         246           27
Capital lease obligations ................        61                                                61            7
Accrued costs and prepaid income .........     2,025                                             2,025          220
Other current liabilities ................     1,403                                             1,403          152
                                              ------         ------             ------          ------        -----
Total current liabilities ................     4,163             --               (414)          3,749          407
                                              ------         ------             ------          ------        -----
Total stockholders' equity and
 liabilities .............................    31,923         (1,968)                16          29,971        3,255
------------------------------------------    ------         ------             ------          ------        -----

See accompanying notes to the unaudited pro forma condensed consolidated balance sheet.

                          NOTES TO PRO FORMA CONDENSED
                           CONSOLIDATED BALANCE SHEET
                                   (UNAUDITED)

(a) Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = 9.2070 SEK, the noon buying rate on June 30, 2002.

(b) Represents the adjustment to remove our investment in P&O Stena Line as a result of the sale to P&O on August 13, 2002.

(c) Represents the nonrecurring gain of SEK 650 million realized from the sale of our 40% interest in P&O Stena Line on August 13, 2002 with the balance representing interest.

(d) The accompanying pro forma condensed consolidated balance sheet reflects the following sources and uses of cash, based on amounts that are recorded in our balance sheet at June 30, 2002:



(SEK IN MILLIONS)
-------------------------------------------------------------------
         Sources:
          Sale of P&O Stena Line ..................................    2,712
          Notes offered hereby ....................................    1,841
          Borrowings under 2002 revolving credit facility .........      447
                                                                       -----
                                                                       5,000
         Uses:
          Redemptions:
            10 1/2% senior notes due 2005 ..........................   1,195
            Stena Tay Limited 7.30% senior secured guaranteed
               notes due 2004:
               Current .............................................     414
               Long-term ...........................................     561
            Revolving credit facilities with proceeds from sale of
               P&O Stena Line (i) ..................................   2,712
          Call premiums:
            10 1/2% senior notes due 2005 ..........................      29
            Stena Tay Limited 7.30% senior secured guaranteed
               notes due 2004 ......................................      39
          Fees and expenses of the offering ........................      50
                                                                       -----
                                                                       5,000
--------------------------------------------------------------------------------

         (i) The actual amount of the revolving credit facilities that were repaid with the proceeds from the sale of our 40% interest in P&O Stena Line on August 13, 2002 was $294.5 million (SEK 2.8 billion).

(e) Represents the estimated financing costs of SEK 50 million related to the issuance of the new Senior Notes due 2012 at an interest rate of 9 5/8% consisting of underwriting commissions and related debt issuance costs and the write-off of existing deferred debt issuance costs of SEK 34 million (SEK 24 million of which is included in other noncurrent assets and SEK 10 million of which is included in prepaid expenses and accrued income) from the redemption of the 10 1/2% Senior Notes and the Stena Tay Limited 7.30% Senior Secured Guaranteed Notes due 2004.

(f) Represents a nonrecurring loss of an estimated SEK 102 million, which consists of SEK 68 million of call premiums that will be paid upon the redemption of the 10 1/2% Senior Notes due 2005 and the Stena Tay Limited 7.30% Senior Secured Guaranteed Notes due 2004, and the write-off of SEK 34 million of unamortized debt issuance costs related to those borrowings.

(g) The Swedish accounting principles followed in the preparation of the historical financial statements differ in certain significant respects from US GAAP. Those differences which have a significant effect on stockholders' equity are discussed in Note 24 of the Notes to the Consolidated Financial Statements included in our Form 20-F for 2001.

           The calculation of pro forma stockholders' equity in accordance with US GAAP is as follows:



                                                                    AS OF JUNE 30,
(SEK IN MILLIONS)                                                             2002
----------------------------------------------------------------   ---------------
         Stockholders' equity as per pro forma balance sheet
          in accordance with Swedish GAAP ......................       11,193
         Adjustments to reconcile to US GAAP:
          Disposal of assets ...................................          (96)
          Depreciation of properties ...........................         (298)
          Investments in securities ............................           23
          Investment subsidies .................................          (18)
          Financial instruments ................................          100
          Purchase accounting Stena Line .......................         (202)
          Pensions .............................................           33
          Others ...............................................         (118)
          Tax effect of cumulative US GAAP adjustments .........          103
                                                                       ------
         Pro forma stockholders' equity under US GAAP ..........       10,720

--------------------------------------------------------------------------------

               PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT
                         YEAR ENDED DECEMBER 31, 2001
                                   (UNAUDITED)
--------------------------------------------------------------------------------

                                                                   PRO FORMA ADJUSTMENTS
                                                              --------------------------------
                                                        STENA   DISPOSITION OF
(IN MILLIONS)                                      HISTORICAL   P&O STENA LINE     REFINANCING   PRO FORMA  PRO FORMA (a)
------------------------------------------------ ------------ ---------------- --------------- ----------- --------------
                                                      SEK            SEK             SEK           SEK             $
Revenues .......................................     13,104                                       13,104        1,423
Direct operating expenses ......................     (8,928)                                      (8,928)        (970)
Selling and administrative expenses ............     (1,421)                                      (1,421)        (154)
Non-recurring items ............................         18                                           18            2
Depreciation and amortization ..................     (1,506)                                      (1,506)        (164)
                                                     ------       ------           ------         ------        -----
Total operating expenses .......................    (11,837)          --               --        (11,837)      (1,286)
                                                    -------       ------           ------        -------       ------
Income from operations .........................      1,267                                        1,267          138
Share of affiliated companies' results .........        131         (131)(b)                          --           --
Financial income and expense (g) ...............       (597)         106 (c)          260 (e)       (456)         (50)
                                                                                     (225)(f)
Minority interest ..............................          4                                            4           --
                                                    -------       ------           ------        -------       ------
Income before taxes ............................        805          (25)              35            815           88
Income taxes ...................................        605          (30)(d)           22(d)         597           65
                                                    -------       ------           ------        -------       ------
Net income (h) .................................      1,410          (55)              57          1,412          153
------------------------------------------------    -------       ------           ------        -------       ------

See accompanying notes to the unaudited pro forma condensed consolidated income statement

               PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT
                        SIX MONTHS ENDED JUNE 30, 2001
                                   (UNAUDITED)
--------------------------------------------------------------------------------

                                                                        PRO FORMA ADJUSTMENTS
                                                                  ----------------------------------
                                                          STENA     DISPOSITION OF
(IN MILLIONS)                                        HISTORICAL     P&O STENA LINE       REFINANCING    PRO FORMA (a)
------------------------------------------------   ------------   ----------------   ---------------   --------------
                                                        SEK              SEK               SEK               SEK
Revenues .......................................       6,082                                                6,082
Direct operating expenses ......................      (4,176)                                              (4,176)
Selling and administrative expenses ............        (660)                                                (660)
Depreciation and amortization ..................        (776)                                                (776)
                                                      ------           -----               ----            ------
Total operating expenses .......................      (5,612)             --                 --            (5,612)
                                                      ------           -----               ----            ------
Income from operations .........................         470              --                 --               470
Share of affiliated companies' results .........         (31)             31 (b)             --                --
Financial income and expense (g) ...............        (143)             68 (c)            127 (e)           (60)
                                                                                           (112)(f)
                                                      ------           -----               ----            ------
Income before taxes ............................         296              99                 15               410
Income taxes ...................................         (88)            (19)(d)             11 (d)           (96)
                                                      ------           -----               ----            ------
Net income (h) .................................         208              80                 26               314
-------------------------------------------------     ------           -----               ----            ------

See accompanying notes to the unaudited pro forma condensed consolidated income statement

               PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT
                        SIX MONTHS ENDED JUNE 30, 2002
                                   (UNAUDITED)
--------------------------------------------------------------------------------

                                                                   PRO FORMA ADJUSTMENTS
                                                              --------------------------------
                                                        STENA   DISPOSITION OF
(IN MILLIONS)                                      HISTORICAL   P&O STENA LINE     REFINANCING   PRO FORMA  PRO FORMA (a)
------------------------------------------------ ------------ ---------------- --------------- ----------- --------------
                                                      SEK            SEK             SEK           SEK           $
Revenues .......................................     6,159                                         6,159        669
Direct operating expenses ......................    (4,255)                                       (4,255)      (462)
Selling and administrative expenses ............      (732)                                         (732)       (79)
Depreciation and amortization ..................      (890)                                         (890)       (97)
                                                    ------         -----            -----         ------       ----
Total operating expenses .......................    (5,877)           --               --         (5,877)      (638)
                                                    ------         -----            -----         ------       ----
Income from operations .........................       282            --               --            282         31
Share of affiliated companies' results .........         4            (4)(b)                          --         --
Financial income and expense (g) ...............      (389)           39 (c)          129 (e)       (329)       (36)
                                                                                     (108)(f)
Minority interest ..............................         1                                             1         --
                                                    ------         -----            -----         ------       ----
Income (loss) before taxes .....................      (102)           35               21            (46)        (5)
Income taxes ...................................       (17)          (11)(d)           10 (d)        (18)        (2)
                                                    ------         -----            -----         ------       ----
Net income (loss) (h) ..........................      (119)           24               31            (64)        (7)
------------------------------------------------    ------         -----            -----         ------       ----

See accompanying notes to the unaudited pro forma condensed consolidated income statement

                   NOTES TO PRO FORMA CONDENSED CONSOLIDATED
                                INCOME STATEMENT
                                   (UNAUDITED)

(a) Amounts in U.S. dollars have been translated solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 9.2070, the noon buying rate on June 30, 2002.


(b)        Represents adjustments to eliminate the equity in the earnings
           (loss) of P&O Stena Line.


(c)        Represents a reduction in interest expense from the repayment of SEK
           2.7 billion of indebtedness under our revolving credit facilities from the proceeds of the sale of our 40% interest in P&O Stena Line.



(d) Represents the income tax effects of the pro forma adjustments at the Company's statutory rate. In the historical financial statements, no tax benefit was realized on interest expense on the Stena Tay Limited 7.30% Senior Secured Guaranteed Notes because the interest was incurred in a non-taxable jurisdiction. A tax benefit will be realized on the interest expense on the new Senior Notes due 2012.


(e) Represents a reduction in interest expense from the repayment of the 10 1/2% Senior Notes and the Stena Tay Limited 7.30% Senior Secured Guaranteed Notes including the reversal of the amortization of existing deferred debt issuance costs of SEK 10 million for the year ended December 31, 2000 and SEK 5 million for the six-month periods ended June 30, 2001 and 2002.


(f) Represents interest expense on the $200 million of new Senior Notes due 2012 at an interest rate of 9 5/8% and interest expense on additional assumed borrowings of SEK 447 million under the 2002 revolving credit facility at applicable rates. This pro forma adjustment also includes SEK 6 million for the year ended December 31, 2001 and SEK 3 million for the six-month periods ended June 30, 2001 and 2002 related to amortization of deferred financing costs from the issuance of the new Senior Notes due 2012.


(g) Interest expense for the consolidated and restricted group is as follows:



                                                        SIX MONTHS
                                           YEAR ENDED      ENDED
                                          DECEMBER 31,    JUNE 30,
                                          -----------   ------------
(IN MILLIONS)                                 2001       2001  2002
------------------------------------      -----------   ------ -----
                                              SEK        SEK   SEK
      Historical:
        Consolidated Group .........          913        482   477
        Restricted Group ...........          671        366   348
      Pro forma: ...................
        Consolidated Group .........          776        401   419
        Restricted Group ...........          534        285   290
------------------------------------          ---        ---   ---

                   NOTES TO PRO FORMA CONDENSED CONSOLIDATED
                           INCOME STATEMENT--CONTINUED
                                   (UNAUDITED)

(h) The Swedish accounting principles followed in the preparation of the historical financial statements differ in certain significant respects from US GAAP. Those differences which have a significant effect on net income are discussed in Note 24 of the Notes to the Consolidated Financial Statements included in our Form 20-F for 2001.


           The calculation of pro forma net income in accordance with US GAAP is as follows:



                                                                 YEAR ENDED      SIX MONTHS ENDED
                                                                 DECEMBER 31,         JUNE 30,
                                                                -------------- ---------------------
(IN MILLIONS)                                                        2001         2001        2002
----------------------------------------------------------      -------------- ------------ --------
                                                                      SEK         SEK         SEK
      Net Income (loss) as per pro forma statements of
        income in accordance with Swedish GAAP ...........           1,412        314         (64)
      Adjustments to reconcile to US GAAP:
        Disposal of assets ...............................             30          24           5
        Depreciation of properties .......................            (49)        (25)        (30)
        Leases ...........................................             (4)         (4)         --
        Investments in securities ........................            (48)        (74)        128
        Financial instruments ............................           (268)        (43)        229
        Purchase accounting Stena Line ...................           (243)       (180)       (130)
        Pensions .........................................             21          (9)         16
        Other ............................................             29          14          14
        Tax effect of US GAAP adjustments ................             69          28         (95)
                                                                     ------      ------      ----
      Pro forma net income in accordance with US GAAP.....            949          45          73
----------------------------------------------------------           ------      ------      ----